TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Financial results

Consolidated vehicle unit sales in Japan and overseas increased by 658 thousand units, or 12.1%, to 6,096 thousand units in FY2022 first nine months (the first nine months ended December 31, 2021) compared with FY2021 first nine months (the first nine months ended December 31, 2020) mainly due to the effect of the global spread of COVID-19 which resulted in the decline of the automotive market in FY2021 first nine months. Vehicle unit sales in Japan decreased by 86 thousand units, or 5.7%, to 1,427 thousand units in FY2022 first nine months compared with FY2021 first nine months. Overseas vehicle unit sales increased by 744 thousand units, or 19.0%, to 4,670 thousand units in FY2022 first nine months compared with FY2021 first nine months.

The results of operations for FY2022 first nine months were as follows:

Sales revenues	¥23,267.0 billion	(an increase of ¥3,741.7 billion or 19.2% compared with FY2021 first nine months)

Operating income	¥2,531.8 billion	(an increase of ¥1,023.9 billion or 67.9% compared with FY2021 first nine months)

Income before income taxes	¥3,237.5 billion	(an increase of ¥1,367.5 billion or 73.1% compared with FY2021 first nine months)

Net income attributable to Toyota Motor Corporation	¥2,316.2 billion	(an increase of ¥848.1 billion or 57.8% compared with FY2021 first nine months)

The changes in operating income were as follows:

Marketing efforts	an increase of ¥875.0 billion

Effects of changes in exchange rates	an increase of ¥445.0 billion

Cost reduction efforts	a decrease of ¥165.0 billion

Increase or decrease in expenses and expense reduction efforts	a decrease of ¥80.0 billion

Other	a decrease of ¥51.1 billion

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Segment operating results

(i)	Automotive:

Sales revenues for the automotive operations increased by ¥3,584.9 billion, or 20.4%, to ¥21,198.9 billion in FY2022 first nine months compared with FY2021 first nine months, and operating income increased by ¥894.7 billion, or 84.5%, to ¥1,953.1 billion in FY2022 first nine months compared with FY2021 first nine months. The increase in operating income was mainly due to the effects of changes in exchange rates as well as increases in both production volume and vehicle unit sales.

(ii)	Financial services:

Sales revenues for the financial services operations increased by ¥113.7 billion, or 7.0%, to ¥1,734.7 billion in FY2022 first nine months compared with FY2021 first nine months, and operating income increased by ¥157.5 billion, or 39.6%, to ¥555.1 billion in FY2022 first nine months compared with FY2021 first nine months. The increase in operating income was mainly due to the increases in both financing margin and financing volume in sales finance subsidiaries in the United States.

(iii)	All other:

Sales revenues for all other businesses increased by ¥56.2 billion, or 8.0%, to ¥762.5 billion in FY2022 first nine months compared with FY2021 first nine months. However, operating income decreased by ¥28.6 billion, or 58.5%, to ¥20.3 billion in FY2022 first nine months compared with FY2021 first nine months.

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Geographic information

(i)	Japan:

Sales revenues in Japan increased by ¥1,140.3 billion, or 10.6%, to ¥11,888.4 billion in FY2022 first nine months compared with FY2021 first nine months, and operating income increased by ¥424.7 billion, or 54.4%, to ¥1,205.6 billion in FY2022 first nine months compared with FY2021 first nine months. The increase in operating income was mainly due to the effects of changes in exchange rates and marketing efforts.

(ii)	North America:

Sales revenues in North America increased by ¥1,389.1 billion, or 20.2%, to ¥8,273.2 billion in FY2022 first nine months compared with FY2021 first nine months, and operating income increased by ¥220.8 billion, or 66.6%, to ¥552.5 billion in FY2022 first nine months compared with FY2021 first nine months. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(iii)	Europe:

Sales revenues in Europe increased by ¥699.8 billion, or 32.0%, to ¥2,887.5 billion in FY2022 first nine months compared with FY2021 first nine months, and operating income increased by ¥73.8 billion, or 117.9%, to ¥136.4 billion in FY2022 first nine months compared with FY2021 first nine months. The increase in operating income was mainly due to marketing efforts.

(iv)	Asia:

Sales revenues in Asia increased by ¥1,083.8 billion, or 30.1%, to ¥4,683.0 billion in FY2022 first nine months compared with FY2021 first nine months, and operating income increased by ¥207.9 billion, or 71.3%, to ¥499.6 billion in FY2022 first nine months compared with FY2021 first nine months. The increase in operating income was mainly due to the effects of changes in exchange rates as well as increases in both production volume and vehicle unit sales.

(v)	Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by ¥788.4 billion, or 60.4%, to ¥2,094.8 billion in FY2022 first nine months compared with FY2021 first nine months, and operating income increased by ¥156.4 billion, or 360.7%, to ¥199.8 billion in FY2022 first nine months compared with FY2021 first nine months. The increase in operating income was mainly due to marketing efforts.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2021	December 31, 2021
Assets
Current assets
Cash and cash equivalents		5,100,857	5,770,225
Trade accounts and other receivables		2,958,742	3,040,244
Receivables related to financial services		6,756,189	6,734,429
Other financial assets		4,215,457	1,785,656
Inventories		2,888,028	3,466,674
Income tax receivable		112,458	129,174
Other current assets		745,070	743,491

Total current assets		22,776,800	21,669,893

Non-current assets
Investments accounted for using the equity method		4,160,803	4,562,011
Receivables related to financial services		12,449,525	13,475,070
Other financial assets		9,083,914	9,607,634
Property, plant and equipment
Land		1,345,037	1,345,639
Buildings		4,999,206	5,128,283
Machinery and equipment		12,753,951	13,316,364
Vehicles and equipment on operating leases		6,203,721	6,469,890
Construction in progress		675,875	612,315

Total property, plant and equipment, at cost		25,977,791	26,872,491

Less - Accumulated depreciation and impairment losses		(14,566,638)	(15,015,046)

Total property, plant and equipment, net		11,411,153	11,857,445

Right of use assets		390,144	390,866
Intangible assets		1,108,634	1,157,947
Deferred tax assets		336,224	324,854
Other non-current assets		549,942	572,343

Total non-current assets		39,490,339	41,948,171

Total assets		62,267,140	63,618,063

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2021	December 31, 2021
Liabilities
Current liabilities
Trade accounts and other payables		4,045,939	3,904,399
Short-term and current portion of long-term debt		12,212,060	10,685,266
Accrued expenses		1,397,140	1,257,812
Other financial liabilities		763,875	906,751
Income taxes payable		350,880	604,889
Liabilities for quality assurance		1,482,872	1,468,174
Other current liabilities		1,207,700	1,355,213

Total current liabilities		21,460,466	20,182,504

Non-current liabilities
Long-term debt		13,447,575	14,437,061
Other financial liabilities		323,432	282,678
Retirement benefit liabilities		1,035,096	1,069,561
Deferred tax liabilities		1,247,220	1,296,374
Other non-current liabilities		465,021	495,162

Total non-current liabilities		16,518,344	17,580,836

Total liabilities		37,978,811	37,763,340

Shareholders’ equity
Common stock		397,050	397,050
Additional paid-in capital		497,275	498,194
Retained earnings		24,104,176	25,748,108
Other components of equity		1,307,726	1,514,122
Treasury stock		(2,901,680)	(3,217,920)

Total Toyota Motor Corporation shareholders’ equity		23,404,547	24,939,554

Non-controlling interests		883,782	915,170

Total shareholders’ equity		24,288,329	25,854,724

Total liabilities and shareholders’ equity		62,267,140	63,618,063

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

		Yen in millions
	Notes	For the first nine months ended December 31, 2020	For the first nine months ended December 31, 2021
Sales revenues
Sales of products	VIII	17,922,573	21,549,344
Financial services	VIII	1,602,683	1,717,697

Total sales revenues	VIII	19,525,255	23,267,041

Costs and expenses
Cost of products sold		15,289,445	17,817,966
Cost of financial services		881,533	834,483
Selling, general and administrative		1,846,356	2,082,757

Total costs and expenses		18,017,334	20,735,205

Operating income		1,507,922	2,531,835

Share of profit (loss) of investments accounted for using the equity method		201,474	415,524
Other finance income		220,854	252,415
Other finance costs		(33,096)	(25,552)
Foreign exchange gain (loss), net		(12,808)	91,196
Other income (loss), net		(14,356)	(27,866)

Income before income taxes		1,869,989	3,237,553

Income tax expense		371,292	853,654

Net income		1,498,697	2,383,898

Net income attributable to
Toyota Motor Corporation		1,468,064	2,316,222
Non-controlling interests		30,633	67,677

Net income		1,498,697	2,383,898

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	IX	105.05	166.45

Diluted	IX	104.01	166.45

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the first nine months ended December 31, 2020	For the first nine months ended December 31, 2021
Net income		1,498,697	2,383,898
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		192,880	(173,195)
Remeasurements of defined benefit plans		(2,381)	(7,024)
Share of other comprehensive income of equity method investees		(2,739)	71,531

Total of items that will not be reclassified to profit (loss)		187,760	(108,688)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		27,415	272,163
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(28,450)	(19,802)
Share of other comprehensive income of equity method investees		(24,184)	107,623

Total of items that may be reclassified subsequently to profit (loss)		(25,219)	359,984

Total other comprehensive income, net of tax		162,541	251,296

Comprehensive income		1,661,238	2,635,194

Comprehensive income for the period attributable to
Toyota Motor Corporation		1,610,308	2,560,199
Non-controlling interests		50,929	74,995

Comprehensive income		1,661,238	2,635,194

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

		Yen in millions
	Notes	For the third quarter ended December 31, 2020	For the third quarter ended December 31, 2021
Sales revenues
Sales of products	VIII	7,605,418	7,204,419
Financial services	VIII	544,615	581,323

Total sales revenues	VIII	8,150,032	7,785,742

Costs and expenses
Cost of products sold		6,211,206	5,975,051
Cost of financial services		282,124	284,691
Selling, general and administrative		668,762	741,629

Total costs and expenses		7,162,092	7,001,371

Operating income		987,941	784,370

Share of profit (loss) of investments accounted for using the equity method		125,084	154,482
Other finance income		52,879	136,542
Other finance costs		(9,859)	(9,193)
Foreign exchange gain (loss), net		(622)	47,800
Other income (loss), net		(14,249)	(20,495)

Income before income taxes		1,141,174	1,093,508

Income tax expense		273,666	274,665

Net income		867,508	818,842

Net income attributable to
Toyota Motor Corporation		838,696	791,738
Non-controlling interests		28,812	27,104

Net income		867,508	818,842

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	IX	59.99	57.18

Diluted	IX	59.25	—

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the third quarter ended December 31, 2020	For the third quarter ended December 31, 2021
Net income		867,508	818,842
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		202,914	(253,398)
Remeasurements of defined benefit plans		(246)	1,684
Share of other comprehensive income of equity method investees		39,114	(9,639)

Total of items that will not be reclassified to profit (loss)		241,782	(261,353)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		16,627	204,025
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(13,351)	(17,659)
Share of other comprehensive income of equity method investees		11,501	21,314

Total of items that may be reclassified subsequently to profit (loss)		14,777	207,680

Total other comprehensive income, net of tax		256,560	(53,672)

Comprehensive income		1,124,068	765,170

Comprehensive income for the period attributable to
Toyota Motor Corporation		1,087,116	727,679
Non-controlling interests		36,952	37,491

Comprehensive income		1,124,068	765,170

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first nine months ended December 31, 2020

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2020		397,050	489,334	22,234,061	585,549	(3,087,106)	20,618,888	720,124	21,339,012

Comprehensive income
Net income		—	—	1,468,064	—	—	1,468,064	30,633	1,498,697
Other comprehensive income, net of tax		—	—	—	142,244	—	142,244	20,297	162,541

Total comprehensive income		—	—	1,468,064	142,244	—	1,610,308	50,929	1,661,238

Transactions with owners and other
Dividends paid	VII	—	—	(625,514)	—	—	(625,514)	(35,858)	(661,372)
Repurchase of treasury stock		—	—	—	—	(65)	(65)	—	(65)
Reissuance of treasury stock		—	15,041	—	—	185,544	200,585	—	200,585
Change in scope of consolidation		—	—	—	—	—	—	75,260	75,260
Equity transactions and other		—	(83)	—	—	—	(83)	18,503	18,420

Total transactions with owners and other		—	14,958	(625,514)	—	185,479	(425,077)	57,906	(367,171)

Reclassification to retained earnings		—	—	26,208	(26,208)	—	—	—	—

Balances at December 31, 2020		397,050	504,291	23,102,819	701,586	(2,901,627)	21,804,119	828,959	22,633,078

For the first nine months ended December 31, 2021
		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2021		397,050	497,275	24,104,176	1,307,726	(2,901,680)	23,404,547	883,782	24,288,329

Comprehensive income
Net income		—	—	2,316,222	—	—	2,316,222	67,677	2,383,898
Other comprehensive income, net of tax		—	—	—	243,978	—	243,978	7,319	251,296

Total comprehensive income		—	—	2,316,222	243,978	—	2,560,199	74,995	2,635,194

Transactions with owners and other
Dividends paid	VII	—	—	(709,872)	—	—	(709,872)	(51,464)	(761,335)
Repurchase of treasury stock		—	—	—	—	(316,602)	(316,602)	—	(316,602)
Reissuance of treasury stock		—	227	—	—	362	588	—	588
Equity transactions and other		—	692	—	—	—	692	7,857	8,549

Total transactions with owners and other		—	919	(709,872)	—	(316,240)	(1,025,193)	(43,607)	(1,068,800)

Reclassification to retained earnings		—	—	37,582	(37,582)	—	—	—	—

Balances at December 31, 2021		397,050	498,194	25,748,108	1,514,122	(3,217,920)	24,939,554	915,170	25,854,724

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

		Yen in millions
	Notes	For the first nine months ended December 31, 2020	For the first nine months ended December 31, 2021
Cash flows from operating activities
Net income		1,498,697	2,383,898
Depreciation and amortization		1,218,187	1,342,533
Interest income and interest costs related to financial services, net		(179,525)	(260,886)
Share of profit (loss) of investments accounted for using the equity method		(201,474)	(415,524)
Income tax expense		371,292	853,654
Changes in operating assets and liabilities, and other		(891,402)	(1,282,577)
Interest received		586,251	615,939
Dividends received		286,345	345,315
Interest paid		(329,170)	(290,328)
Income taxes paid, net of refunds		(525,113)	(650,517)

Net cash provided by (used in) operating activities		1,834,089	2,641,508

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others		(953,430)	(856,035)
Additions to equipment leased to others		(1,596,399)	(1,827,035)
Proceeds from sales of fixed assets excluding equipment leased to others		28,195	23,764
Proceeds from sales of equipment leased to others		1,000,085	1,146,734
Additions to intangible assets		(200,780)	(245,252)
Additions to public and corporate bonds and stocks		(1,803,956)	(1,790,122)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds		1,712,421	1,935,300
Other, net	X	(1,875,215)	1,786,885

Net cash provided by (used in) investing activities		(3,689,079)	174,240

Cash flows from financing activities
Increase (decrease) in short-term debt		(762,114)	(403,532)
Proceeds from long-term debt		7,230,747	6,162,921
Payments of long-term debt		(3,811,132)	(6,933,945)
Dividends paid to Toyota Motor Corporation common shareholders	VII	(625,514)	(709,872)
Dividends paid to non-controlling interests		(35,858)	(51,464)
Reissuance (repurchase) of treasury stock		199,937	(316,327)

Net cash provided by (used in) financing activities		2,196,066	(2,252,218)

Effect of exchange rate changes on cash and cash equivalents		40,466	105,838

Net increase (decrease) in cash and cash equivalents		381,542	669,368

Cash and cash equivalents at beginning of period		4,098,450	5,100,857

Cash and cash equivalents at end of period		4,479,992	5,770,225

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

I.	Reporting entity

Toyota Motor Corporation (“TMC”) is a limited liability, joint-stock company located in Japan, and TMC’s principal executive offices are registered in Toyota City, Aichi Prefecture. For the first nine months and third quarter ended December 31, 2021, the condensed quarterly consolidated financial statements of the group consist of TMC, its consolidated subsidiaries (collectively, “Toyota”) and their interests in associates and joint ventures.

Toyota and its associates are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, SUVs, trucks and related parts and accessories throughout the world. In addition, Toyota and its associates provide financing, vehicle leasing and certain other financial services primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota and its associates.

II.	Basis of preparation

1. Compliance with international financial reporting standards

Toyota’s condensed quarterly consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed quarterly consolidated financial statements should be read in conjunction with Toyota’s consolidated financial statements for the fiscal year ended March 31, 2021, since the condensed quarterly consolidated financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The condensed quarterly consolidated financial statements were approved on February 9, 2022 by the Board of Directors.

2. Basis of measurement

Toyota’s condensed quarterly consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value and assets and liabilities associated with defined benefit plans.

3. Functional currency and presentation currency

The condensed quarterly consolidated financial statements are presented in Japanese yen, which is the functional currency of TMC. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated. Amounts may not sum to totals due to rounding.

III.	Significant accounting policies

Toyota’s condensed quarterly consolidated financial statements are prepared based on the same accounting policies as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2021.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IV.	Significant accounting judgments and estimates

The preparation of the condensed quarterly consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates were revised and in any future periods affected.

The condensed quarterly consolidated financial statements are prepared based on generally the same judgments and estimations as those applied and described in Toyota’s consolidated financial statements for the fiscal year ended March 31, 2021.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

V.	Segment information

1. Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

2. Segment operating results

For the first nine months ended December 31, 2020:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	17,588,339	1,602,683	334,233	—	19,525,255
Inter-segment revenues and transfers	25,696	18,392	372,052	(416,140)	—

Total	17,614,035	1,621,074	706,286	(416,140)	19,525,255
Operating expenses	16,555,654	1,223,446	657,280	(419,046)	18,017,334

Operating income	1,058,382	397,628	49,006	2,905	1,507,922

For the first nine months ended December 31, 2021:
	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	21,148,088	1,717,697	401,256	—	23,267,041
Inter-segment revenues and transfers	50,909	17,083	361,298	(429,289)	—

Total	21,198,996	1,734,780	762,553	(429,289)	23,267,041
Operating expenses	19,245,851	1,179,624	742,216	(432,486)	20,735,205

Operating income	1,953,145	555,156	20,337	3,197	2,531,835

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

For the third quarter ended December 31, 2020:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	7,479,834	544,615	125,584	—	8,150,032
Inter-segment revenues and transfers	11,548	9,931	140,534	(162,013)	—

Total	7,491,382	554,546	266,118	(162,013)	8,150,032
Operating expenses	6,678,695	402,245	241,789	(160,637)	7,162,092

Operating income	812,687	152,301	24,328	(1,376)	987,941

For the third quarter ended December 31, 2021:
	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	7,066,240	581,323	138,179	—	7,785,742
Inter-segment revenues and transfers	7,649	6,981	128,773	(143,403)	—

Total	7,073,889	588,304	266,951	(143,403)	7,785,742
Operating expenses	6,478,521	397,612	268,081	(142,842)	7,001,371

Operating income (loss)	595,368	190,692	(1,129)	(561)	784,370

Accounting policies applied by each segment are in conformity with those of Toyota’s condensed quarterly consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3. Geographic information

For the first nine months ended December 31, 2020:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	6,169,283	6,780,176	2,072,093	3,260,598	1,243,105	—	19,525,255
Inter-segment revenues and transfers	4,578,830	104,017	115,528	338,585	63,242	(5,200,202)	—

Total	10,748,113	6,884,194	2,187,621	3,599,183	1,306,347	(5,200,202)	19,525,255
Operating expenses	9,967,230	6,552,457	2,125,004	3,307,569	1,262,960	(5,197,887)	18,017,334

Operating income	780,883	331,736	62,617	291,614	43,387	(2,315)	1,507,922

For the first nine months ended December 31, 2021:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	6,234,442	8,098,617	2,763,928	4,169,628	2,000,427	—	23,267,041
Inter-segment revenues and transfers	5,653,996	174,681	123,589	513,405	94,375	(6,560,046)	—

Total	11,888,437	8,273,298	2,887,517	4,683,033	2,094,802	(6,560,046)	23,267,041
Operating expenses	10,682,825	7,720,703	2,751,058	4,183,424	1,894,929	(6,497,732)	20,735,205

Operating income	1,205,613	552,595	136,459	499,609	199,874	(62,314)	2,531,835

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

For the third quarter ended December 31, 2020:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	2,429,659	2,897,118	861,504	1,392,879	568,873	—	8,150,032
Inter-segment revenues and transfers	1,955,019	41,129	44,067	150,553	37,127	(2,227,896)	—

Total	4,384,678	2,938,247	905,571	1,543,432	606,000	(2,227,896)	8,150,032
Operating expenses	3,846,137	2,725,261	852,592	1,388,071	571,094	(2,221,064)	7,162,092

Operating income	538,541	212,986	52,979	155,361	34,906	(6,832)	987,941

For the third quarter ended December 31, 2021:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	2,087,102	2,543,311	958,482	1,528,995	667,852	—	7,785,742
Inter-segment revenues and transfers	2,009,096	50,468	41,793	210,655	34,376	(2,346,389)	—

Total	4,096,198	2,593,779	1,000,275	1,739,650	702,228	(2,346,389)	7,785,742
Operating expenses	3,699,676	2,464,482	917,541	1,564,437	650,512	(2,295,277)	7,001,371

Operating income	396,522	129,297	82,734	175,213	51,716	(51,112)	784,370

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where TMC or consolidated subsidiaries are located. Transfers between geographic areas are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Sales revenues by location of external customers

In addition to the disclosure requirements under IFRS, Toyota discloses this information in order to provide financial statements users with valuable information.

	Yen in millions
	For the first nine months ended December 31,
	2020	2021
Japan	4,890,051	4,817,586
North America	6,854,311	8,251,303
Europe	1,938,744	2,619,756
Asia	3,683,729	4,363,610
Other	2,158,420	3,214,786

Total	19,525,255	23,267,041

	Yen in millions
	For the third quarter ended December 31,
	2020	2021
Japan	1,888,332	1,598,382
North America	2,932,527	2,603,672
Europe	796,702	900,608
Asia	1,548,750	1,588,172
Other	983,722	1,094,908

Total	8,150,032	7,785,742

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VI.	Fair value measurements

1. Definition of fair value hierarchy

In accordance with IFRS, Toyota classifies fair value measurement into the following three levels based on the observability and significance of the inputs used.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Fair value measurement based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3:	Fair value measurement based on models using unobservable inputs for the assets or liabilities

2. Method of fair value measurement

The fair value of assets and liabilities is determined using relevant market information and appropriate valuation methods.

The methods and assumptions for measuring the fair value of assets and liabilities are as follows;

(1) Cash and cash equivalents -

Cash equivalents include money market funds and other investments with original maturities of three months or less. In the normal course of business, substantially all cash and cash equivalents and time deposits are highly liquid and are carried at amounts which approximate fair value due to their short duration.

(2) Trade accounts and other receivables and Trade accounts and other payables -

These receivables and payables are carried at amounts which approximate fair value due to their short duration.

(3) Receivables related to financial services -

The fair values of receivables related to financial services are estimated by discounting expected cash flows to present value using internal assumptions, including prepayment speeds, expected credit losses and collateral value.

As unobservable inputs are utilized, the fair value of receivables related to financial services are classified as Level 3.

(4) Other financial assets -

(Public and corporate bonds)

Public and corporate bonds include government bonds. Japanese bonds and foreign bonds, including U.S., European and other bonds, represent 28% and 72% (as of March 31, 2021) and 27% and 73% (as of December 31, 2021) of public and corporate bonds, respectively. Toyota uses primarily quoted market prices for identical assets to measure the fair value of these securities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(Stocks)

Listed stocks on the Japanese stock markets represent 89% (as of March 31, 2021) and 79% (as of December 31, 2021) of stocks that Toyota holds. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. Therefore, stocks with an active market are classified as Level 1.

Fair value of stocks with no active market is measured by using the market approach or other appropriate methods. Therefore, stocks with no active market are thus classified as Level 3.

Price book-value ratios (“PBR”) of comparable companies, discount ratios of discounted cash flow valuation method and others are the significant unobservable inputs relating to the fair value measurement of stocks classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rises (declines) or the discount rate declines (rises). The estimated increase or decrease in fair value of stocks if the unobservable inputs were to be replaced by other reasonable alternative assumptions are not significant.

These estimates are based on valuation methods that are considered appropriate in each case. The significant assumptions involved in the estimations include the financial condition and future prospects and trends of the investees and the outcome of the referenced transactions. Due to the uncertain nature of these assumptions or by using different assumptions and estimates, the fair value may be impacted materially.

The shares classified as Level 3 are measured by the responsible department using quarterly available information in accordance with Toyota’s consolidated financial accounting policies and reported to the supervisors along with the basis of the change in fair value.

(5) Derivative financial instruments -

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified as Level 2. In other certain cases when market data are not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified as Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(6) Short-term and long-term debt -

The fair values of short-term and long-term debt including the current portion, except for secured loans provided by securitization transactions using special-purpose entities, are estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, the fair value of these debts are classified as Level 2.

The fair values of the secured loans entered into in connection with securitization transactions are estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. As these valuations utilize unobservable inputs, the fair value of these secured loans are classified as Level 3.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3. Financial instrument measured at fair value on recurring basis

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2021
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	22,926	28,269	8,406	59,600
Stocks	—	—	317,101	317,101
Derivative financial instruments	—	282,364	—	282,364
Other	366,570	123,255	—	489,824

Total	389,495	433,887	325,506	1,148,889

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,075,042	2,981,239	19,218	6,075,498
Stocks	2,623,964	—	321,816	2,945,780
Other	7,986	—	—	7,986

Total	5,706,991	2,981,239	341,034	9,029,264

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(425,980)	—	(425,980)

Total	—	(425,980)	—	(425,980)

	Yen in millions
	December 31, 2021
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	55,408	93,269	4,044	152,721
Stocks	—	—	77,162	77,162
Derivative financial instruments	—	311,449	—	311,449
Other	394,251	59,822	—	454,073

Total	449,658	464,540	81,206	995,405

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,282,452	2,557,109	20,278	5,859,840
Stocks	3,036,255	—	178,313	3,214,568
Other	9,365	—	—	9,365

Total	6,328,071	2,557,109	198,591	9,083,772

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(238,566)	—	(238,566)

Total	—	(238,566)	—	(238,566)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Changes in financial instruments classified as level 3 and measured at fair value on recurring basis

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended December 31, 2020 and 2021:

	Yen in millions
	For the first nine months ended December 31, 2020
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	32,931	370,452	—	403,383
Total gains (losses)
Net income (loss)	100	(7,804)	—	(7,704)
Other comprehensive income (loss)	889	(4,157)	—	(3,267)
Purchases and issuances	312	5,831	—	6,143
Sales and settlements	(3,928)	(202)	—	(4,130)
Others	(555)	74	—	(481)

Balance at end of period	29,750	364,194	—	393,944

	Yen in millions
	For the first nine months ended December 31, 2021
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	27,623	638,917	—	666,540
Total gains (losses)
Net income (loss)	137	55,674	—	55,812
Other comprehensive income (loss)	—	11,070	—	11,070
Purchases and issuances	955	15,733	—	16,688
Sales and settlements	(1,738)	(1,945)	—	(3,683)
Transfer from Level 3	(5,195)	(512,465)	—	(517,661)
Others	2,541	48,491	—	51,032

Balance at end of period	24,323	255,475	—	279,797

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

	Yen in millions
	For the third quarter ended December 31, 2020
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of period	30,705	366,455	—	397,160
Total gains (losses)
Net income (loss)	33	(3,560)	—	(3,527)
Other comprehensive income (loss)	110	(3,803)	—	(3,693)
Purchases and issuances	—	2,518	—	2,518
Sales and settlements	(392)	(43)	—	(435)
Others	(706)	2,627	—	1,921

Balance at end of period	29,750	364,194	—	393,944

	Yen in millions
	For the third quarter ended December 31, 2021
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of period	21,831	546,489	—	568,320
Total gains (losses)
Net income (loss)	(15)	52,183	—	52,167
Other comprehensive income (loss)	—	4,539	—	4,539
Purchases and issuances	41	329	—	370
Sales and settlements	(222)	(219)	—	(441)
Transfer to (from) Level 3	1,572	(360,512)	—	(358,940)
Others	1,116	12,666	—	13,782

Balance at end of period	24,323	255,475	—	279,797

Net income (loss) in public and corporate bonds, stocks and derivative financial instruments, other than transactions related to financial services, are each included in “Other finance income” and “Other finance costs” in the accompanying condensed quarterly consolidated statement of income. Transactions related to financial services are included in each of “Sales revenues - Financial services” and “Cost of financial services” in the condensed quarterly consolidated statement of income.

In the reconciliation table above, derivative financial instruments are presented as net of assets and liabilities.

“Others” includes foreign currency translation adjustments for the first nine months and the third quarter ended December 31, 2020 and 2021.

Transfer from Level 3 of stocks recognized in the first nine months and the third quarter ended December 31, 2021 is due to the listing of investees.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

5. Financial assets and liabilities measured at amortized cost

The following table summarizes the carrying amount and the fair value of financial assets and liabilities measured on an amortized cost basis:

	Yen in millions
	March 31, 2021
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	19,205,715	—	—	19,939,810	19,939,810
Interest-bearing liabilities
Long-term debt (Including current portion)	20,718,142	—	17,749,022	3,244,912	20,993,934

	Yen in millions
	December 31, 2021
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	20,209,499	—	—	20,806,278	20,806,278
Interest-bearing liabilities
Long-term debt (Including current portion)	20,713,037	—	17,059,603	3,795,385	20,854,989

Of financial assets and liabilities that are measured on an amortized cost basis, those with carrying values that approximate fair value are excluded from the table above.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VII.	Dividends

The paid dividend amounts are as follows:

For the first nine months ended December 31, 2020

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 12, 2020	Common shares	331,938	120.00	March 31, 2020	May 28, 2020

The Board of Directors Meeting on November 6, 2020	Common shares	293,576	105.00	September 30, 2020	November 27, 2020

For the first nine months ended December 31, 2021

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 12, 2021	Common shares	377,453	135.00	March 31, 2021	May 28, 2021

The Board of Directors Meeting on November 4, 2021	Common shares	332,419	120.00	September 30, 2021	November 25, 2021

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders. “Dividend per share” presents the amount prior to the stock split.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VIII.	Sales revenues

The table below shows Toyota’s sales revenues from external customers by business and by product category.

	Yen in millions
	For the first nine months ended December 31,
	2020	2021
Sales of products
Automotive
Vehicles	14,580,535	17,452,948
Parts and components for production	947,081	1,107,661
Parts and components for after service	1,494,645	1,782,142
Other	566,080	805,337

Total automotive	17,588,339	21,148,088
All other	334,233	401,256

Total sales of products	17,922,573	21,549,344
Financial services	1,602,683	1,717,697

Total sales revenues	19,525,255	23,267,041

	Yen in millions
	For the third quarter ended December 31,
	2020	2021
Sales of products
Automotive
Vehicles	6,339,359	5,736,667
Parts and components for production	355,588	393,805
Parts and components for after service	564,709	637,934
Other	220,178	297,835

Total automotive	7,479,834	7,066,240
All other	125,584	138,179

Total sales of products	7,605,418	7,204,419
Financial services	544,615	581,323

Total sales revenues	8,150,032	7,785,742

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IX.	Earnings per share

Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the first nine months ended December 31, 2020
Net income attributable to Toyota Motor Corporation	1,468,064

Basic earnings per share attributable to Toyota Motor Corporation	1,468,064	13,975,355	105.05
Effect of dilutive securities
Model AA Class Shares	9,618	232,092

Diluted earnings per share attributable to Toyota Motor Corporation	1,477,682	14,207,447	104.01

For the first nine months ended December 31, 2021
Net income attributable to Toyota Motor Corporation	2,316,222

Basic earnings per share attributable to Toyota Motor Corporation	2,316,222	13,915,170	166.45
Effect of dilutive securities
Model AA Class Shares	23	413

Diluted earnings per share attributable to Toyota Motor Corporation	2,316,244	13,915,583	166.45

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the third quarter ended December 31, 2020
Net income attributable to Toyota Motor Corporation	838,696

Basic earnings per share attributable to Toyota Motor Corporation	838,696	13,979,792	59.99
Effect of dilutive securities
Model AA Class Shares	2,976	225,422

Diluted earnings per share attributable to Toyota Motor Corporation	841,672	14,205,214	59.25

For the third quarter ended December 31, 2021
Net income attributable to Toyota Motor Corporation	791,738

Basic earnings per share attributable to Toyota Motor Corporation	791,738	13,845,538	57.18
Effect of dilutive securities
Model AA Class Shares	—	—

Diluted earnings per share attributable to Toyota Motor Corporation	—	—	—

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders. “Basic earnings per share attributable to Toyota Motor Corporation” and “Diluted earnings per share attributable to Toyota Motor Corporation” are calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

“Diluted earnings per share attributable to Toyota Motor Corporation” is not disclosed for the third quarter ended December 31, 2021, because there were no potential shares during that period as the acquisition of all outstanding First Series Model AA Class Shares took place on April 2, 2021, and the cancellation of all First Series Model AA Class Shares was completed on April 3, 2021.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

X.	Supplemental cash flow information

“Other, net” in cash flows from investing activities includes a net decrease in time deposits of ¥1,868,709 million for the first nine months ended December 31, 2021.

XI.	Contingencies

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of December 31, 2021 is ¥3,687,670 million. Liabilities for guarantees totaling ¥20,155 million have been provided as of December 31, 2021. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

Toyota and other automakers have been named in certain class actions filed in Mexico, Canada, Australia, Israel and Brazil, as well as some other actions by states or territories of the United States relating to Takata airbag issues. The actions in Mexico, Israel and Brazil are being litigated. The action in Australia is in the process of resolution. The actions by states or territories of the United States have been resolved.

As previously disclosed, Toyota entered into a consent decree on January 14, 2021 with the U.S. EPA, the Department of Justice (“DOJ”) and the Civil Division of the U.S. Attorney’s Office for the Southern District of New York (“SDNY”) to resolve investigations stemming from a self-reported process gap in fulfilling certain emissions defect information reporting requirements. Under the consent decree, Toyota agreed to pay, and has paid, a $180 million civil penalty and to comply with certain additional periodic reporting requirements. The U.S. District Court for the Southern District of New York approved the consent decree on April 2, 2021.

In April 2020, Toyota reported possible anti-bribery violations related to a Thai subsidiary to the SEC and the DOJ, and is cooperating with their investigations. Investigations by governmental authorities related to these matters could result in the imposition of civil or criminal penalties, fines or other sanctions, or litigation. Toyota cannot predict the scope, duration or outcome of these matters at this time.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from time to time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Therefore, for all of the aforementioned matters, which Toyota is in discussions to resolve, any losses that are beyond the amounts accrued could have an adverse effect on Toyota’s financial position, results of operations or cash flows.